UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-10764

Entergy Arkansas, Inc. (Exact name of registrant as specified in its charter)
425 West Capitol Avenue Little Rock, Arkansas 72201 (501) 372-4000 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Preferred Stock, Cumulative, $0.01 Par Value (Title of each class of securities covered by this Form)
Mortgage Bonds, 3.5% Series due April 2026
Mortgage Bonds, 4.90% Series due December 2052
Mortgage Bonds, 4.75% Series due June 2063
Mortgage Bonds, 4.875% Series due September 2066
Preferred Stock, Cumulative, $100 Par Value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6
Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date of Preferred Stock, Cumulative, $0.01 Par Value: Zero*

*All outstanding shares of the Preferred Stock, Cumulative, $0.01 Par Value were redeemed on April 24, 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, Entergy Arkansas, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 31, 2017	Entergy Arkansas, Inc. By: /s/ Steven C. McNeal Name: Steven C. McNeal Title: Vice President and Treasurer